UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No:

1.    Director/PDMR Shareholding - dated 26 July 2005
2.    Statement re Absa - dated 25 July 2005
3.    Director/PDMR Shareholding - dated 19 July 2005
4.    Director/PDMR Shareholding - dated 14 July 2005
5.    Director/PDMR Shareholding - dated 12 July 2005
6.    Statement re Absa - dated 07 July 2005
7.    Statement re Absa - dated 07 July 2005
8.    Statement re Absa - dated 06 July 2005
9.    Director/PDMR Shareholding - dated 05 July 2005
10.   Statement re Absa - dated 05 July 2005
11.   Statement re Absa - dated 04 July 2005





--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 1, 2005                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 1, 2005                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1



                                                                    26 July 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 25 July 2005 that it had on 19 July 2005 exercised its discretion and released a total of 15,014 ordinary shares in Barclays PLC. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,683,297 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2

                                  BARCLAYS PLC

                                                                    25 July 2005

Shareholders are advised that Absa have today made the further announcement set out below regarding the acquisition by Barclays Bank PLC of a majority stake in Absa.


Absa Group Limited
(Registration number 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE share code: ASA
ISIN: ZAE000067237
("Absa")

Barclays Bank PLC
(Registration number 1026167)
(Incorporated in England)
("Barclays")

RESULTS OF THE RECOMMENDED ACQUISITION AND CHANGES TO THE BOARD OF ABSA


1. Introduction

Shareholders are referred to the Finalisation Date Announcement - Recommended Acquisition Unconditional In Every Respect released on 7 July 2005 and the circular to shareholders dated 20 May 2005 regarding Barclays proposed acquisition of up to 60% of the Absa ordinary shares (the "Recommended Acquisition") at R82.50 per share (the "Consideration"). Shareholders are reminded that the Recommended Acquisition was effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays would acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and

(ii) the partial offer by Barclays to Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder an additional 28% of his or her shares
(the "Recommended Offer").

2. Implementation of the Scheme and settlement of the Consideration

2.1 The Scheme will be implemented with effect from Monday, 25 July 2005 (the "Scheme Operative Date") in respect of Absa Ordinary Shares held by Absa Ordinary Shareholders ("Scheme Participants") registered as such on Friday, 22 July 2005 (the "Scheme Consideration Record Date").

2.2 Dematerialised Scheme Participants will have their relevant account with their Central Securities Depository Participant ("CSDP") or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Scheme on the Scheme Operative Date and will have their relevant account credited with the Consideration on Wednesday, 27 July 2005.

2.3 The Consideration will be posted to Certificated Scheme Participants or deposited directly into their bank accounts should there be an existing mandate (if Documents of Title have been received on or prior to the Scheme Consideration Record Date) on Wednesday, 27 July 2005.

3. Results of Recommended Offer and settlement of the Consideration

3.1 Tenders for the Recommended Offer were received in respect of 133 152 609 Absa Ordinary Shares held by Absa Ordinary Shareholders ("Offer
Participants") registered as such on Friday, 22 July 2005 (the "Record Date"). This represents 19.97% of Absa's current issued ordinary share capital.

3.2 All valid tenders in respect of the Recommended Offer have been accepted in full.

3.3 Dematerialised Offer Participants will have their relevant account with their CSDP or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Recommended Offer and credited with the Consideration on Wednesday, 27 July 2005.

3.4 The Consideration will be posted to Certificated Offer Participants or deposited directly into their bank accounts should there be an existing mandate (if Documents of Title are received on or prior to the Record Date) and balance certificates will be posted to them on Wednesday, 27 July 2005.

4. Barclays holding in Absa

When aggregating the Absa Ordinary Shares acquired pursuant to the Recommended Acquisition and the Absa Ordinary Shares acquired by way of on market purchases up to Friday, 22 July 2005, Barclays holds 53.96% of Absa's current issued ordinary share capital.

5. Changes to the board of Absa

As a result of the successful completion of the Recommended
Acquisition, Shareholders are advised that with effect from Wednesday, 27 July 2005:

5.1 Mr Dominic Bruynseels, currently Chief Executive Officer of
Barclays Africa, will be appointed as the fourth executive director of Absa and as an executive director on the board of Absa Bank
Limited;

5.2 Mr David L Roberts, Director of Barclays PLC and Chief Executive of Barclays International Retail and Commercial Banking and Mr
Naguib Kheraj, Group Finance Director of Barclays PLC will be appointed as non-executive directors of Absa and Absa Bank
Limited; and

5.3 Dr Johan van Zyl and Mr Patrice Motsepe, the Sanlam nominees to the boards of Absa and Absa Bank Limited, and Mr Theo van Wyk, the Remgro nominee to the boards of Absa and Absa Bank Limited, will resign as directors of Absa and Absa Bank Limited.

All required approvals and regulatory clearances in respect of the above have been obtained.

For further information, please contact:

Absa Group Limited                      Barclays PLC

Investor Relations                      Investor Relations
Willie Roux                             Mark Merson/James Johnson
+27 (0) 11 350 4061                     +44 (0) 20 7116 5752/2927

Media Relations                         Media Relations - London
Nick Cairns                             Chris Tucker
+27 (0) 11 350 6565                     +44 (0) 20 7116 6223

                                        Media Relations - Johannesburg
                                        Liz Hooper
                                        +27 (0) 11 328 3160
Johannesburg
25 July 2005

Financial advisors to Absa            Financial advisors to Barclays
Goldman Sachs International           JP Morgan
Merrill Lynch International           Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                     Attorneys to Barclays
Webber Wentzel Bowens                 Deneys Reitz Inc.

International Attorneys to Absa       International Attorneys to Barclays
Linklaters                            Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG

Exhibit No. 3


                                                                    19 July 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 18 July 2005 that it had on 11 July 2005 exercised its discretion and released a total of 9,410 ordinary shares in Barclays PLC. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,698,311 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4


                                                                    14 July 2005

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 July 2005 that it had on 7 July 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 539p per share:

Director           Number of Shares
Mr J S Varley      48
Mr D L Roberts     48
Mr G A Hoffman     48

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the director under the Plan. The number of shares purchased on 7 July 2005 for each director above includes 24 Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director           Beneficial Holding    Non Beneficial Holding
Mr J S Varley      351,189               -
Mr D L Roberts     70,814                -
Mr G A Hoffman     178,674               -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,707,721 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5



                                                                    12 July 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 11 July 2005 that it had on 6 July 2005 exercised its discretion and released a total of 770 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,707,721 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

Absa Group Limited
(Registration number 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE share code: ASA
ISIN: ZAE000013389
("Absa")

Barclays Bank PLC
(Registration number 1026167)
(Incorporated in England)
("Barclays")

RECOMMENDED ACQUISITION UNCONDITIONAL IN EVERY RESPECT

Shareholders are referred to the Finalisation Date announcement which was released on SENS at 12:34 earlier this afternoon regarding Barclays proposed acquisition of up to 60% of the Absa ordinary shares at R82.50 per share (the "Recommended Acquisition").

Shareholders are advised that the Order of Court sanctioning the Scheme has been registered by the Registrar of Companies and the last of the conditions precedent has been fulfilled.

The Recommended Acquisition is unconditional in every respect.

Johannesburg
7 July 2005

Financial advisors to Absa            Financial advisors to Barclays
Goldman Sachs International           JP Morgan
Merrill Lynch International           Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                     Attorneys to Barclays
Webber Wentzel Bowens                 Deneys Reitz Inc.

International Attorneys to Absa       International Attorneys to Barclays
Linklaters                            Clifford Chance LLP

Independent Advisor to Absa's Board
N.M.Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG

Exhibit No. 7

Absa Group Limited
(Registration number 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE share code: ASA
ISIN: ZAE000013389
("Absa")

Barclays Bank PLC
(Registration number 1026167)
(Incorporated in England)
("Barclays")

FINALISATION DATE ANNOUNCEMENT


1. Introduction

Shareholders are referred to the joint announcements released on 9 May 2005 and 21 June 2005, the SENS announcements released on 4 July, 5 July and
6 July 2005 and the circular to shareholders dated 20 May 2005 regarding Barclays proposed acquisition of up to 60% of the Absa ordinary shares at R82.50 per share (the "Recommended Acquisition"). Shareholders are reminded that the Recommended Acquisition is being effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays will acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and

(ii) the partial offer by Barclays to all Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder an additional 28% of his or her shares (the
"Recommended Offer").

Shareholders of Absa are advised that:

* at the meeting held on Monday, 13 June 2005, the requisite majority of Absa Ordinary Shareholders approved the Scheme;

* the Recommended Offer was declared unconditional as to acceptances on Monday, 4 July 2005;

* the Scheme was sanctioned by the High Court of South Africa
(Witwatersrand Local Division) (the "Court") on Thursday,
7 July 2005; and

* a copy of the Order of Court sanctioning the Scheme will be lodged with the Registrar of Companies for registration, and is expected to be registered by no later than, Friday, 8 July 2005.

2. Fulfilment of conditions

On registration of the Order of Court by the Registrar of Companies, the last of the conditions precedent will have been fulfilled and the Recommended Acquisition will be unconditional in every respect.

3. Reminder of remaining salient dates

                                                                            2005

Last day to trade in Absa Ordinary Shares on the JSE
Securities Exchange South Africa (the "JSE") in order
to be recorded in the Register to be able to receive
the Scheme Consideration                                         Friday, 15 July

Last day to trade in Absa Ordinary Shares on the JSE
to be eligible to participate in the Recommended Offer           Friday, 15 July

Absa Ordinary Shares commence trading "ex" the Scheme
(Note 3)                                                         Monday, 18 July

Absa Shares commence trading "ex" the Recommended Offer          Monday, 18 July

Scheme Consideration Record Date                                 Friday, 22 July

Record Date (for purposes of participating in the
Recommended Offer)                                               Friday, 22 July

Closing Date of the Recommended Offer at 12:00 on                Friday, 22 July

Results of the Recommended Offer released on SENS                Monday, 25 July

Scheme Operative Date                                            Monday, 25 July

Dematerialised Scheme Participants will have their relevant account with their Central Securities
Depository Participant ("CSDP") or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Scheme

Results of the Recommended Offer published in the press         Tuesday, 26 July

Scheme Consideration Settlement Date                          Wednesday, 27 July

Scheme Consideration posted to Certificated Scheme
Participants (if Documents of Title are received on or prior to the Scheme Consideration Record Date) or deposited directly into their bank accounts should there be an existing mandate

Dematerialised Scheme Participants will have their relevant account with their CSDP or Broker credited with the Scheme Consideration

Recommended Offer Consideration Settlement Date               Wednesday, 27 July

Dematerialised Recommended Offer Participants will have their relevant account with their CSDP or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Recommended Offer

Dematerialised Recommended Offer Participants will have their relevant account with their CSDP or Broker credited with the Recommended Offer Consideration

Certificated Recommended Offer Participants will have cheques issued, or any payment deposited directly into their bank accounts should there be an existing mandate, for the Recommended Offer Consideration in respect of acceptances of the Recommended Offer (if Documents of Title are received on or prior to the Record Date) and balance certificates will be posted

Notes:

1. Shareholders are reminded that, should they accept the Recommended Offer on or before the Closing Date, they will not be able to trade any of their Absa shares from the date they accept the Recommended Offer.

2. On account of the Scheme and the Recommended Offer, Absa Ordinary Shares cannot be dematerialised or rematerialised between Monday, 18 July 2005 and Friday, 22 July 2005, both days inclusive.

3. Absa Ordinary Shares commence trading under a new ISIN number on Monday, 18 July 2005. The new ISIN number is ZAE000067237.

For further information, please contact:

Absa Group Limited                      Barclays PLC

Investor Relations                      Investor Relations
Willie Roux                             Mark Merson/James Johnson
+27 (0) 11 350 4061                     +44 (0) 20 7116 5752/2927

Media Relations                         Media Relations - London
Nick Cairns                             Chris Tucker
+27 (0) 11 350 6565                     +44 (0) 20 7116 6223

                                        Media Relations - Johannesburg
                                        Liz Hooper
                                        +27 (0) 11 328 3160


Johannesburg
7 July 2005

Financial advisors to Absa            Financial advisors to Barclays
Goldman Sachs International           JP Morgan
Merrill Lynch International           Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                     Attorneys to Barclays
Webber Wentzel Bowens                 Deneys Reitz Inc.

International Attorneys to Absa       International Attorneys to Barclays
Linklaters                            Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG


Disclaimer

Statements in this announcement include forward-looking statements that involve risks and uncertainties. You can generally identify forward-looking statements by the use of terminology such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", or similar phrases.

All statements other than statements of historical facts are forward-looking statements. Actual future events could differ materially from these forward-looking statements and you are cautioned not to place undue reliance on them.

The information in this announcement is made as of the date hereof. All written and oral forward-looking statements attributable to Absa and Barclays or persons acting on their behalf are qualified in their entirety by these cautionary statements.

Exhibit No. 8

Absa Group Limited
(Registration number 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE share code: ASA
ISIN: ZAE000013389
("Absa")

Barclays Bank PLC
(Registration number 1026167)
(Incorporated in England)
("Barclays")

COURT HEARING


1. Introduction

Shareholders are referred to the joint announcements released on 9 May 2005 and 21 June 2005, the SENS announcements released on 4 and 5 July 2005 and the circular to shareholders dated 20 May 2005 (the "Circular") regarding the Barclays proposed acquisition of up to 60% of the Absa ordinary shares at R82.50 per share (the "Recommended Acquisition"). Shareholders are reminded that the Recommended Acquisition is being effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays will acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and

(ii) the partial offer by Barclays to all Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder an additional 28% of his or her shares (the
"Recommended Offer").

Shareholders of Absa are advised that:

* at the meeting held on 13 June 2005, the requisite majority of Absa shareholders approved the Scheme; and

* the Recommended Offer was declared unconditional as to acceptances on Monday 4 July 2005.

2. Judgement on application to intervene expected tomorrow

At the hearing to sanction the Scheme held today at the High Court of South Africa (Witwatersrand Local Division) (the "Court") arguments were heard from all parties on an application to intervene in the sanctioning of the Scheme. The Court indicated that it will rule on this matter tomorrow.

At this stage the timetable of the Recommended Acquisition remains unchanged. If there is a change to the timetable it will be announced.

For further information, please contact:

Absa Group Limited                      Barclays PLC

Investor Relations                      Investor Relations
Willie Roux                             Mark Merson/James Johnson
+27 (0) 11 350 4061                     +44 (0) 20 7116 5752/2927

Media Relations                         Media Relations - London
Nick Cairns                             Chris Tucker
+27 (0) 11 350 6565                     +44 (0) 20 7116 6223

                                        Media Relations - Johannesburg
                                        Liz Hooper
                                        +27 (0) 11 328 3160


Johannesburg
6 July 2005

Financial advisors to Absa            Financial advisors to Barclays
Goldman Sachs International           JP Morgan
Merrill Lynch International           Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                     Attorneys to Barclays
Webber Wentzel Bowens                 Deneys Reitz Inc.

International Attorneys to Absa       International Attorneys to Barclays
Linklaters                            Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG

Exhibit No. 9



                                                                     5 July 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 4 July 2005 that it had between 27 June 2005 and 30 June 2005 exercised its discretion and released a total of 1,092,336 ordinary shares in Barclays PLC and on 30 June 2005 it purchased a total of 1,272,699 ordinary shares in Barclays PLC at an average price of 553.98p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,708,491 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 10

Absa Group Limited
(Registration number 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE share code: ASA
ISIN: ZAE000013389
("Absa")

Barclays Bank PLC
(Registration number 1026167)
(Incorporated in England)
("Barclays")

POSTPONEMENT OF COURT HEARING


1. Introduction

Shareholders are referred to the joint announcements released on 9 May 2005 and 21 June 2005, the SENS announcement released on 4 July 2005 and the circular to shareholders dated 20 May 2005 (the "Circular") regarding the Barclays proposed acquisition of up to 60% of the Absa ordinary shares at R82.50 per share (the "Recommended Acquisition"). Shareholders are reminded that the Recommended Acquisition is being effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays will acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and

(ii) the partial offer by Barclays to all Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder an additional 28% of his or her shares (the "Recommended Offer").

Shareholders of Absa are advised that:

* at the meeting held on Monday, 13 June 2005, the requisite majority of Absa shareholders approved the Scheme; and

* the Recommended Offer was declared unconditional as to acceptances on Monday, 4 July 2005.

2. Postponement of court hearing

At the hearing to sanction the Scheme held today at the High Court of South Africa (Witwatersrand Local Division) (the "Court"), three parties raised opposition to the sanctioning of the Scheme. The Court has postponed the hearing of the matter until tomorrow (Wednesday, 6 July 2005) to allow more time for the preparation of arguments. There has been no argument on the merits of the case. Absa and Barclays remain confident that the Scheme will be sanctioned.

At this stage the timetable of the Recommended Acquisition remains unchanged. If there is a change to the timetable it will be announced.

For further information, please contact:

Absa Group Limited                      Barclays PLC

Investor Relations                      Investor Relations
Willie Roux                             Mark Merson/James Johnson
+27 (0) 11 350 4061                     +44 (0) 20 7116 5752/2927

Media Relations                         Media Relations - London
Nick Cairns                             Chris Tucker
+27 (0) 11 350 6565                     +44 (0) 20 7116 6223

                                        Media Relations - Johannesburg
                                        Liz Hooper
                                        +27 (0) 11 328 3160


Johannesburg
5 July 2005

Financial advisors to Absa            Financial advisors to Barclays
Goldman Sachs International           JP Morgan
Merrill Lynch International           Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                     Attorneys to Barclays
Webber Wentzel Bowens                 Deneys Reitz Inc.

International Attorneys to Absa       International Attorneys to Barclays
Linklaters                            Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG

Exhibit No. 11

                                                                   4 July 2005

Absa Group Limited
(Registration number: 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE CODE: ASA
ISIN CODE: ZAE000013389
("Absa")

Barclays Bank PLC
(Registration number: 1026167)
(Incorporated in England)
("Barclays")

WAIVE DOWN AND FULFILMENT OF MINIMUM ACCEPTANCE CONDITION AND RECOMMENDED OFFER DECLARED UNCONDITIONAL AS TO ACCEPTANCES

1. Introduction

Shareholders are referred to the joint announcements released on 9 May 2005 and 21 June 2005 and the circular to shareholders dated 20 May 2005 regarding Barclays proposed acquisition of up to 60% of the Absa ordinary shares at R82.50 per share (the "Recommended Acquisition"). Shareholders are reminded that the Recommended Acquisition is being effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays will acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and

(ii) the partial offer by Barclays to all Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder an additional 28% of his or her shares (the "Recommended Offer").

2. Waive down and fulfilment of condition and Recommended Offer declared unconditional as to acceptances

At present Barclays holds shares and has received tenders which, when aggregated with shares to be acquired pursuant to the Scheme, would amount to 52.2% of all Absa Ordinary Shares. In preparation for the High Court of South Africa (Witwatersrand Local Division) hearing to sanction the Scheme to be held on Tuesday, 5 July 2005, Barclays has waived down the minimum acceptance level condition to a lower percentage level (of all Absa Ordinary Shares) namely, 50.1% which has the effect of fulfilling the minimum acceptance level condition. Accordingly Barclays declares the Recommended Offer unconditional as to acceptances.

Johannesburg
4 July 2005

Financial advisors to Absa            Financial advisors to Barclays
Goldman Sachs International           JPMorgan
Merrill Lynch International           Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                     Attorneys to Barclays
Webber Wentzel Bowens                 Deneys Reitz Inc.

International Attorneys to Absa       International Attorneys to Barclays
Linklaters                            Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG


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